Developing C annabinoid B ased P harmaceuticals Investor Presentation • November 2020 1 Filed pursuant to Rule 433 of the Securities Act of 1933 Issuer Free Writing Prospectus dated November 5 , 2020 Relating to the Preliminary Prospectus dated November 4 , 2020 Registration Statement File No. 333 - 248670

Free Writing Prospectus Statement This presentation highlights basic information about us and the offering to which this presentation relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. The Company has filed a Registration Statement on Form F - 1 , as amended ( File No. 333 - 248670 ) ( including a prospectus, which currently is in preliminary form) with the SEC for the offering to which this presentation relates. The Registration Statement has not yet become effective. Before you invest, you should read the Preliminary Prospectus in the Registration Statement ( including the risk factors described therein) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may access these documents for free by visiting EDGAR on the SEC web site at www. sec. gov. The Preliminary Prospectus, dated November 4 , 2020 , is available on the SEC web site at www. sec. gov/ edgar. Alternatively, the Company or the underwriter participating in the offering will arrange to send you the Preliminary Prospectus and, when available, the final prospectus and/ or any supplements thereto if you contact Aegis Capital Corp, 810 7 th Avenue, 18 th Floor, New York, NY 10019 , ATTN: Syndicate Department, e - mail syndicate@ aegiscap. com, (212) 813 - 1010 . . 2

Saf e Harbo r Statement This presentation of Therapix Biosciences Ltd . (the “ Company ” ) contains “ forward - looking statements ” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “ expects, ” “ anticipates, ” “ intends, ” “ plans, ” “ believes, ” “ seeks, ” “ estimates ” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses statements relating to its objectives, plans, and strategies, the expected timing of trials, its product pipeline, the research, development, and use of its platform technologies, products and product candidates, and all statements (other than statements of historical facts) that address activities, events, or developments that the Company intends, expects, projects, believes, or anticipates will or may occur in the future . Forward - looking statements are not historical facts, and are based upon management ’ s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management ’ s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company ’ s reports filed from time to time with the Securities and Exchange Commission including, but not limited to, the risks detailed in the Company ’ s annual report on Form 20 - F for the year ended December 31 , 2019 . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . 3

Issuer Therapix Biosciences Ltd. Deal Size $ 4,000,000 Listing OTC Pink: TRPXY Offering Type Follow - On Offering Unit Description 1 ADS, 2 Warrants to purchase 1 ADS each Unit Price Range $ 5 - $ 7 Use of Proceeds Partial repayment of the $ 1,500,000 deposit, pursuant to a settlement agreement which we are a party, dated August 13 , 2020 , repayment of amounts drawn under the certain credit agreement, dated September 8 , 2020 , with M.R.M. Merchavit Holdings and Management Ltd. as well as for working capital, advancing technology, general corporate purposes and pursuing strategic opportunities including expanding pipeline Placement Agent Aegis Capital Corp. The Offering 4

To bridge cannabis and cannabinoids to the healthcare system to improve the health and wellbeing of patients OUR VISION 5

• D eveloping cannabinoid - based therapies • Science driven and targeted treatment solutions • New, committed experienced managment • Entourage Effect seeks to increase efficiency, lower dosage and side effects • Our intellectual property portfolio comprises three granted U.S. patents and pending patent applications in six families • Focus on central nervous system (CNS) disorders . L eading indications  movement disorders (such as Tour ette Syndrome (TS)), Autism Spectrum Disorder (ASD), Obstructive Sleep Apnea (OSA) and pain • CannAmide TM supplement addressing the nutraceuticals market - approved for commercialization in Canada • A strong Scientific Advisory Board chaired by the Honorable Prof. Raphael Mechoulam Therapix Company  Highlights 6

The Therapix S tory Therapix is a s pecialty p harmaceutical c ompany focused on repurposing approved c annabinoids for new indications Platform Programs THX - 110 An innovative and proprietary drug candidate platform based on FDA approved THC, for the treatment of Central Nervous System diseases such as movement disorders (TS for example) THX - 210 An and proprietary formulation of CBD and palmitoylethanolamide (PEA) for treating symptoms of ASD THX - 160 An innovative proprietary drug candidate , a CB 2 receptor agonist, intended for the treatment of pain. This specific CB 2 receptor agonist was synthesized by Professor Raphael Mechoulam, Ph.D. THX - 110 For Obstructive Sleep Apnea (OSA) 7

T h e “ Entourag e Effect ” The "Entourage Effect", first described by Prof. Raphael Mechoulam in 199 8 1 Effects of the Endocannabinoid system can be explained by its overall constituents working together, synergistically, rather to any single component The Entourage technology is the basis of all the therapeutic drugs we are developing 1 European Journal of Pharmacology 353 1998 23 – 31 Expert Opin ion 8

Therapix Platform

Increased Efficiency, Lower Dosage and Side Effects





“The Entourage Effect“

Therapix’s proprietary combination of CannAmide™ and any Cannabinoid creating an “Entourage Effect”, first discovered by Prof. Raphael Mechoulam in 1998, which results in synergy.

CannAmide™

Formulation of Pharma-grade PEA which is an endogenous neuromodulator, fatty-acid amide molecule and an endocannabinoid-analog with a broad spectrum of pharmacological properties. CannAmide™ enhances the activity of cannabinoids, by potentiating their affinity for their receptors and by inhibiting the metabolic degradation of endocannabinoids


Cannabinoid
CannAmide™

Under the Entourage Platform, we have developed a combo drug consisting of predefined cannabinoid or a Cannabis extract + CannAmide™ which its potential efficacy was demonstrated in both in-vitro and in-vivo studies

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Dosage regiment compromises therapeutic benefits of cannabis and severely impacts treatment • Serious diminishing effect over time and extensive use • High doses lead to unwanted adverse events • Compromises therapeutic benefits of cannabis and severely impacts treatment We believe that reducing medical cannabis and cannabinoids doses while maintaining its therapeutic efficacy and increasing the safety profile is an ideal solution embraced by physicians, payers and patients BrainBright THX Platform: The Entourage Effect Harnessing the therapeutic potential of cannabinoids by seeking to improve efficacy and minimize psychological side effects Dose Matters 10

Tourette Syndrome

Disease Overview & Clinical Features



Head jerking
Eye blinking
Nose twitching
Eye darting
Swallowing
Lip twitching
Coughing
Shoulder shrugging
Grunting, Barking, & Throat Clearing



Tourette's syndrome
Tics
ADHD
(attention-deficit-hyperactivity disorder)
OCD
(obsessive-compulsive disorder)
Behavioral problems, poor impulse control, and other behavioral disorders

Disease Overview

- TS is a movement and neurobehavioral disorder characterized by motor and vocal chronic tics with onset before age 18
- About half to two-thirds of the cases get much better during adolescence[1]
- However adults will generally be more severe patients[2]
- Tics may be associated with a premonitory sensation to perform the specific action, which may lead to "relief" once performed[2]
- Studies in patients with TS provided evidence of presynaptic dopaminergic dysfunction suggesting an involvement of the dopaminergic system in TS pathology[3]

[1] https://www.pharmacytimes.com/publications/issue/2010/march2010/rxfocustourettes-0310
[2] https://www.ninds.nih.gov/Disorders/Patient-Caregiver-Education/Fact-Sheets/Tourette-Syndrome-Fact-Sheet#3231_
[3]Muller-Vahl et al, 2000 Jul;247(7):514-20. doi: 10.1007/pl00007806.

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THERAPIX BIOSCIENCES

Tourette Syndrome Phase IIa Clinical Trial THX - 110 S: Seeking to Provide Increased Efficiency, Lower Dosage and Side Effects Tourette syndrome is a movement and neurobehavioral disorder characterized by motor and vocal tics and is highly linked with co - morbidities We believe that topline results from our trial conducted in Yale University show great promise: 1. An average tic reduction of 21 % across the entire sample 2. Six of the 16 medication - refractory TS subjects experienced a response to treatment as defined by a reduction in YGTSS - TTS of greater than 25% 3. I mprovement over time with treatment 4. The medication was generally well - tolerated by subjects 5. Twelve of the 16 subjects elected to continue into a 24 - week extension phase of the trial 12

Joint Pharma Tourette Syndrome Phase IIb Clinical Trial • Therapix intends to evaluate the efficacy, safety and tolerability of its THX - 110 C (Full Cannabis Extract (FCE) with CannAmide TM ) in a randomized, placebo - controlled trial • The study is expected to commence in at least on center in Hanover Medical School, Hanover, Germany • The patients will be randomized in 1:1 ratio to receive either THX - 110 C or FCE with CannAmide TM matched placebo for eight weeks • The primary efficacy objective of the study will be to assess FCE effective dose as represented by the change in YGTSS - TTS scale as a continuous endpoint at the end of each study phase compared to baseline • The primary safety objective of the study will be to assess Severe Adverse Events (SAEs) as a function administered effective dose THX - 110 : Seeking to Provide Increased Efficiency, Lower Dosage and Side Effects 13

THX - 110 s for OBSTRUCTIVE SLEEP APNEA THX - platform: Seeking to Provide Increased Efficiency, Lower Dosage and Side Effects OSA causes breathing to repeatedly  stop during sleep and is a potentially lethal sleep disorder. There are currently no FDA approved  pharmaceutical therapies to treat  this disorder 14

Obstructive Sleep Apnea (OSA) • Of the 10 patients recruited into the study, nine patients have completed the study and one has dropped out of the study due to treatment associated adverse event (dizziness) • Among the remaining nine patients, 55 % demonstrated significant improvement in Apnea – Hypopnea Index ( AHI) values marking a reduction of around 54% • Two patients reported mild side effects which were resolved when the dosages of THC were reduced to 5 mg/day • In general, THX - 110 s therapy was well tolerated and has exhibited no serious adverse events. We Believe that Topline Results from our Trial Conducted in Assuta Sleep Clinic Show Encouraging Results: 15

THX-210 for Autism

Autism: A Rapidly Growing Population with Array of Symptoms

PEA Significantly Increases CBD Effects[1]

- CBD was shown to prevent fat accumulation in liver cells in a concentration dependent manner
- PEA by itself didn’t affect fat accumulation
- Addition of PEA to CBD reduced the required CBD concentration while achieving maximal effect

Global Insomnia

Severe ADHD

Intense Gastro Problems

Low Awareness to Dangers

Severe TONY Epileptic Syndrome

Low IQ, Equivalent to 3-Year Olds

Self Mutilation

Very Low Level of Communication

Hypersensitivity to Touch

Agitation, psycho-motoric restlessness, high pitch voice, shouting, crying


AUTISM

[1] Based on a pre-clinical study conducted by the company

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THERAPIX BIOSCIENCES

1 • An innovative and proprietary CB 2 Receptor Agonist formulation intended for the treatment of pain. This specific CB 2 receptor agonist was synthesized by Professor Raphael Mechoulam, Ph.D. • THX - 160 , a synthetic CB 2 Receptor Agonist, which is protected under patent granted in the US and Europe with priority from October 2008 • CB 2 Receptor - specific agonists have been found to be involved in mediating analgesic effects in the peripheral nervous system, without significant side effects • CB 2 Receptor does not cause the undesirable cannabis psycho - activity effect 1 • Presumably not scheduled in the U.S., unlike other cannabis and cannabinoids products • We believe that therapeutic effects and potency have been successfully assessed in animal models THX - 160 for Pain 2003 Opinion in Pharmacol. . Curr Malan et al, 1 17

CannAmide Ρ CannAmide TM (TheraPEA) – For pain and inflammation: Active ingredient Palmitoylethanolamide – Endocannabinoid - like compound, a lipid - messenger and an endogenous neuromodulator with a broad spectrum of pharmacological properties and can be found naturally in the body, as well as in egg yolk, beans, soy, etc. x CannAmide has been designated a product license issuance from the Natural and No - prescription Health Products Directorate (NNHPD) from Health Canada 18

Pipeline


COMPOUND
THERAPEUTIC AREA
PRECLINICAL
Medical Cannabis route
PHASE IIa
PHASE IIb
CannAmide Commercial
THX – 110
TOURETTE SYNDROME
THX – 110
OBSTRUCTIVE SLEEP APNEA
THX – 210
Autism
THX – 160
Pain

THX-110 – Full Cannabis Extract (FCE) with CannAmide™ for the treatment Tourette's Syndrome and Obstructive Sleep Apnea

THX-210 – Cannabidiol (CBD) with CannAmide™ for the treatment of Autism

THX-160 – Proprietary specific CB2R agonist for the treatment of Pain

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THERAPIX BIOSCIENCES

Highlights 20 • We believe that we have u nique technologies in the cannabis market • Focus on cannabinoid family products with unique combinations, methods of administrations and formulations • Pursuing new high potential R&D and clinical programs through M&A • Advanced clinical programs • CannAmide TM supplement addressing the nutraceuticals market - start commercialization in Canada • Strong and supportive large shareholders who are committed to the company ’ s success

Joint Pharma Therapix Management Adi Zuloff - shani , PhD, CTO Dr. Adi Zuloff - Shani has served as our Chief Technologies Officer since February 2016 . Dr. Zuloff - Shani is a Research & Development professional with overall experience of about 20 years in the bio - tech and healthcare industry. Dr. Adi has brought two products from bench to market; an immuno - cell - based product and a food - supplement and is currently leading the development of several pharmaceutical products designated to the US, EU, and Israeli markets. Dr. Adi has extensive experienc e in research and development, manufacturing, clinical, and regulatory affairs. Dr. Zuloff - Shani holds a Ph.D. in human biology an d immunology from Bar - Ilan University, Israel. Oz Adler, CFO Mr. Adler has served as our Chief Financial Officer since April 2018 , and as our VP of Finance since September 2017 . Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting practices. From 2012 to 2017 , Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer , a member of Ernst & Young Global. Mr. Adler holds a B.A. degree in Accounting and Business management from the College of Management, Israel. Amitay Weiss, CEO . Mr. Weiss currently serves as chairman of the board of directors of P.L.T Financial Services Ltd., as chairman of the board of directors of Matomy Media Group Ltd. and as an external director of Cofix Group Ltd. In 2016 , Mr. Weiss founded Amitay Weiss Management Ltd. and now serves as its Chief Executive Officer. From 2001 until 2015 , Mr. Weiss served as Vice President of business marketing & development and in various other positions at Bank Poalei Agudat Israel Ltd. (PAGI) from the First International Bank of Israel group. Mr. Weiss holds a B.A in Economics from New England College, M.B.A. in Business Administration from Ono Academic College in Israel, an Israeli branch of University of Manchester and LL.B from the Ono Academic College. 21

Lior Amit , Director Mr. Amit serves as a consultant to both private and public companies as well as individuals. Mr. Amit serves as director of ScoutCam Inc., Matomy Ltd., Nirplex Ltd., Ronimar Ltd., Endemol Israel Ltd. and B.S.S.CH. - The Israeli Credit Insurance Company Ltd. Mr. Amit previously served as Chief Financial Officer for BBR Saatchi & Saatchi Group from 1996 to 2013 . Mr. Amit is an Israeli Certified Public Accountant. Mr. Amit holds a B.A in Economics and Accounting and M.B.A. in Insurance and Finance from Tel - Aviv University. Moshe Revach , Director Mr. Revach serves as deputy mayor of the city of Ramat Gan, Israel, has held both the sports and government relations portfolios in the Ramat Gan municipality since 2013 , and has served in various other Ramat Gan municipality positions since 2008 . Mr. Revach serves as a director of L.L.N IT solutions, a wholly - owned subsidiary of the Jewish Agency for Israel and of Biomedico Hadarim Ltd. Mr. Revach previously served as a director of the RPG Economic Society and Jewish Experience Company on behalf of the Jewish Agency. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and B.A in Management and Economics from the University of Derby. Board of Directors Mr. Amitay Weiss , Director Currently serves as chairman of the board of directors of P.L.T Financial Services Ltd., as chairman of the board of directors of Matomy Media Group Ltd. and as an external director of Cofix Group Ltd. In 2016 , Mr. Weiss founded Amitay Wiss Management Ltd. and now serves as its chief executive officer Lior Vider , Director Serves as a senior investment portfolio manager at Epsilon Investment House Ltd. since 2010 . Mr. Vider previously served as chief investment manager for Impact Investment Management Ltd., from the Union Bank group from 2007 to 2010 and as chairman of the board of directors and member of the group's investment committee of Rahkia Capital Markets Ltd. from 2006 to 2007 . Mr. Vider also served as manager of the financial desk and as a trader in trust funds of Ilanot Discount from 2003 to 2006 . Mr. Vider founded and managed sponser.co.il, a financial portal specializing in services for investors from 2005 to 2017 . Mr. Vider holds a B.A in industry and management engineering from Shenkar College in Israel. Liat Sidi , Director Serves as the manager of the accounting department for Foresight Autonomous Holdings Ltd. Ms. Sidi previously served as an accountant for Panaxia Labs Israel Ltd. from 2015 to 2020 and as an accountant for Soho Real Estate Ltd. from 2015 to 2016 . Ms. Sidi also served as an accountant for Feldman - Felco Ltd. from 2006 to 2010 and as an accountant for Eli Abraham accounting firm from 2000 to 2006 . Ms. Sidi completed tax, finance and accounting studies in Ramat Gan College of Accounting. Mr. Itschak Shrem , Chairman of the Board Mr. Shrem has more than 40 years of experience in financial markets and venture capital. In 1991 , Mr. Shrem founded Dovrat Shrem Ltd., an investment banking, management and technology company. Prior to that, he spent 15 years at Clal Israel Ltd., where he served in various capacities, including chief operating officer, and was responsible for capital markets and insurance businesses. Mr. Shrem currently serves on the board of directors of Rail Visions Ltd. Previously, Mr. Shrem served on the board of Tel - Aviv Sourasky Medical Center, the Weizman Institute Eden Spring Ltd., Nano Dimension Ltd., Ormat Industries Ltd., Retalix Ltd. and as chairman of Sphera Funds Management Ltd. 22

Therapix Biosciences Scientific Advisory Board

Active Scientists



Prof. Raphael Mechoulam
Endocannabinoids and PEA
Dr. Joseph Tam
Prof. Davis Mellar
Pain
Prof. Elon Eisenberg
Prof. Saoirse. O'Sullivan
Dr. Daniele Piomelli
CNS
Prof. Avi Weizman
Prof. James Leckman
Prof. Kirsten Muller-Vahl
Prof. Michael Davidson
Dr. Michael Bloch

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THANK YOU 24